vnu

Press release

Date August 26, 2002

2002 INTERIM DI

Haarlem, The Netherlands - VNU, a leading international media and information company, today announced with respect to the 2002 interim dividend payment, that the number of common shares necessary to obtain one new share has been fixed at 217. This number was decided on the basis of the average closing prices of common shares VNU listed on Euronext Amsterdam on August 22, August 23 and August 26, 2002. VNU's 2002 interim dividend includes a choice between a cash dividend or a stock dividend in common shares.

The interim cash dividend amounts to EUR 0.12 per common share.

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

Press and Investor Relations contacts: Rob de Meel +31 23 546 36 00

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12